SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on February 25, 2013, drawn up in summary form.

1.            Date, time and venue:  On February 25, 2013, starting at 2:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Mr.  Victorio Carlos De Marchi, co-Chairman, and Messrs. Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann. The meeting was also attended by the members of the Audit Committee Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, pursuant to Paragraph 3 of Section 163 of Law 6,404/76.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions:

4.1. Approval of accounts. To approve, after examination and discussion, and pursuant to Section 142, V, of Law 6,404/76, as amended, the Management Report, the Management’s accounts, the financial statements for the fiscal year ended December 31, 2012 (“2012 Financial Statements”) and the respective destination of the results, which will be published on February 27, 2013.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 35 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of January 31, 2013.

4.3. Distribution of dividends and interest on own capital. Pursuant to the recommendation of the Operations, Finance and Remuneration Committee at the meeting held on February 21, 2013, to approve the distribution of (i) dividends, to be deducted from the results of the 2012 fiscal year based on the 2012 Financial Statements and attributed to the minimum mandatory dividends for 2012, of R$0.568 per common share and R$0.6248 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on January 31, 2013 and attributed to the minimum mandatory dividends for 2013, of R$0.08 per common share and R$0.088 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.068 per common share and R$0.0748 per preferred share.

1

4.3.1. The aforementioned payments shall be made as from March 28, 2013, (whereas for item (i) above the dividends distribution shall be subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2012 and for item (ii) above the IOC distribution shall be subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2013) and the record date shall be February 27, 2013 for BM&FBovespa shareholders and March 8, 2013 for ADR holders, without any monetary adjustment.  Shares shall be traded ex-dividends  as from February 28, 2013, while ADRs shall be traded ex-dividends  as from March 6, 2013.

4.3.2. The shares issued in connection with the capital increase approved at the Meeting of the Board of Directors of the Company, held on January 31 and February 1st, 2013, still pending ratification by this Board, shall not be entitled to the dividends and IOC approved herein.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, February 25, 2013.

/s/ Victorio Carlos De Marchi	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer